SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98138J206

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, New Jersey, 07928

Joseph T. Lukens
2558 Western Row Rd.

Maineville, Ohio 45039

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 98138J206	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS STEPHEN D. BAKSA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 3,358,442
	8	SHARED VOTING POWER 31,000(1)
	9	SOLE DISPOSITIVE POWER 3,358,442
	10	SHARED DISPOSITIVE POWER 31,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,421(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(1) Includes 31,000 shares of common stock held directly by the Stephen D. Baksa 2012 Trust, an affiliate of Mr. Baksa. Mr. Baksa may be deemed to share voting power and dispositive power with respect to such shares; therefore, Mr. Baksa may be deemed to beneficially own such shares.

CUSIP No. 98138J206	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,556,219(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,556,219(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,556,219(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON PN

(1) Includes 585,936 shares of common stock underlying warrants.

CUSIP No. 98138J206	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 7,556,219(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,556,219(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,556,219(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON OO

(1) Includes 585,936 shares of common stock underlying warrants.

CUSIP No. 98138J206	13D	Page 5 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JOSEPH T. LUKENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 571,429(1)
	8	SHARED VOTING POWER 7,761,090(2)
	9	SOLE DISPOSITIVE POWER 571,429(1)
	10	SHARED DISPOSITIVE POWER 7,761,090(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,519 (1), (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 571,429 shares of common stock underlying warrants.

(2) Includes (i) 6,970,283 shares of common stock and 585,936 shares of common stock underlying warrants held by the New Era Capital Fund, L.P. (“New Era”), for which New Era Capital LLC (“NEC”) is the general partner (Mr. Lukens is the managing member of NEC); (ii) 154,871 shares of common stock held directly by The Joe & Kim Lukens Foundation; (iii) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens and; (iv) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens.

CUSIP No. 98138J206	13D	Page 6 of 7

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D filed on November 13, 2017, as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 15, 2017, the Issuer entered into a Consulting Agreement (the “Consulting Agreement”) with Joseph T. Lukens, pursuant to which Mr. Lukens agreed to assist the Issuer in its efforts related to financing opportunities and introductions to strategic investors and partnerships.

Pursuant to the Consulting Agreement, Mr. Lukens, in his capacity as a Consultant as described under the terms of the Consulting Agreement, will report directly to the chief executive officer of the Issuer and have access to the chief financial officer of the Issuer. Further, Mr. Lukens agreed to provide such services outlined therein without compensation during the term of the Consulting Agreement, which may be terminated by either the Issuer or Mr. Lukens for any reason, with or without notice. The terms of the Consulting Agreement in no way encumber, restrict or limit Mr. Lukens’ abilities to exercise any right or privilege held by him in his capacity as a shareholder of the Issuer.

The foregoing summary of the Consulting Agreement is qualified in its entirety by reference to the complete text of the Consulting Agreement, a form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 15, 2017, the Issuer and Mr. Lukens entered into a Consulting Agreement, defined and described in Item 4 above. The Consulting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description of Exhibit
99.1	Consulting Agreement, dated December 15, 2017, by and between Workhorse Group Inc. and Joseph T. Lukens.

CUSIP No. 98138J206	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: December 18, 2017

By:	/s/ Stephen D. Baksa
STEPHEN D. BAKSA

/s/ Stephen D. Baksa
Stephen D. Baksa
Individually and as attorney-in-fact for Joseph T. Lukens in Mr. Lukens’ capacity as an individual and as the Managing Member of New Era Capital LLC on behalf of New Era Capital Fund, L.P.